Bryan K. Brown Partner {713} 226-6691 Phone {713} 226-6291 Fax bbrown@porterhedges.com	Porter & Hedges, L.L.P. RRI Energy Plaza 1000 Main Street, 36th Floor Houston, Texas 77002 {713} 226-6000 Phone {713} 228-1331 Fax porterhedges.com

August 31, 2011

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E., Mail Stop 7010 Washington, D.C. 20549 Attention:Ms. Christina Chalk
Re:	Platinum Energy Resources Inc.
Schedule 14D-9
filed June 17, 2011
Amendment No. 1 to Schedule 14D-9 filed June 30, 2011

Dear Ms. Chalk:

This letter is in response to your letter dated July 19, 2011, to Platinum Energy Resources, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), relating to the above referenced filing

The Company was advised of its obligation to disseminate the initial and amended Schedule 14D-9s.  However, the Company, based on past experiences, was under the impression, albeit erroneous, that it could satisfy its dissemination obligations by means of filing the Schedule 14D-9s on EDGAR.  Furthermore, based on discussions, it is my understanding that there was an interim comment letter that was intended to be sent via email addressing the Company’s plan to disseminate its Schedule 14D-9 prior to termination of the offer, which if it had been received would have focused the Company’s attention on the staff’s concern regarding its dissemination of the Schedule 14D-9 prior to termination of the offer.

At the time that its Schedule TO/13E-3 was initially filed on May 26, 2011, Pacific Holdings Group LLC (“Pacific”) (i) owned approximately 60.13% of the Company’s outstanding shares and (ii) had entered into letter agreements with other shareholders owning 29.89% of the Company’s outstanding shares, obligating such holders to tender their shares in the offer.  This made it almost a certainty that Pacific would have at least 90.02% of the Company’s outstanding shares upon consummation of the offer and would be able to consummate a short-form merger under Delaware law in which all of the Company’s shares that were not tendered and remained outstanding would be converted into the right to receive cash equal to the same price per share as the price of the offer.

U.S. Securities & Exchange Commission
August 31, 2011

As disclosed in Amendment No. 1 to the Company’s Schedule 14D-9 Mark Ghermezian is the cousin of Syd Ghermezian, Eskandar Ghermezian, Nader Ghermezian, Raphael Ghermezian and Bahman Ghermezian are the trustees of family trusts, which were established for the benefit of approximately 30-40 immediate family members, that own 100% of the ultimate economic interest of Pacific.  To the Company’s knowledge Mark Ghermezian has no more than a de minimus indirect interest in Pacific.  Accordingly, it is the Company’s view that it has provided the disclosure required by Item 1005(d) of Regulation M-A.

The Company now understands the Staff’s position that “an EDGAR filing alone would generally not satisfy its obligation to ‘publish, send or give’ its recommendation with respect to the offer” and regrets that it did not disseminate its Schedule 14D-9 in one of the traditional methods. However, it was the Company’s view that since (i) its board of directors determined, for various reasons disclosed in the Company’s Schedule 14D-9, not to make a recommendation regarding Pacific’s offer, (ii) the certainty of Pacific’s ability to consummate a short from merger after consummation of the offer given Pacific’s level of ownership together with the commitment from other shareholders of the Company owning 29.89% of the Company’s outstanding shares to tender their shares in the offer and (iii) that shareholders who elected to not tender their shares would receive the same consideration in the subsequent short form merger that they would have otherwise received, shareholders were not adversely affected by the Company’s decision to disseminate its Schedule 14D-9, as amended, by making it publicly available by filing on EDGAR.

Please call the undersigned at (713) 226-6691 with any additional comments or questions you may have.

Very truly yours, /s/ Bryan K. Brown Bryan K. Brown